                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                              EMPIRE RESORTS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   292052 10 7
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                                 (CUSIP Number)

  Robert A. Berman                                    Beth J. Rosner, Esq.
  4446 St. Route 42                               Neal, Gerber & Eisenberg LLP
Monticello, NY 12701                                   2 N. LaSalle Street
   (845) 794-5300                                          Suite 2300
                                                     Chicago, Illinois 60602
                                                         (312) 269-8478

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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 January 5, 2006
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             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

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CUSIP No. 292052 10 7              13D                 Page 2 of 9 pages
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1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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CUSIP No. 292052 10 7              13D                 Page 3 of 9 pages
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      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 292052 10 7              13D                 Page 4 of 9 pages
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= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

    1        NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        WATERTONE HOLDINGS, L.P.

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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                   (b) / /
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    3        SEC USE ONLY

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    4        SOURCE OF FUNDS*
                   OO

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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                             / /

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    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE

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NUMBER OF    7    SOLE VOTING POWER
SHARES
BENEFICIALLY          0
OWNED BY
EACH
REPORTING
PERSON WITH
             -------------------------------------------------------------------
             8    SHARED VOTING POWER

                      25,000

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             9    SOLE DISPOSITIVE POWER

                      0

--------------------------------------------------------------------------------
             10   SHARES DISPOSITIVE POWER

                      25,000

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  25,000

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES*                                           / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Less than 0.1%

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    14       TYPE OF REPORTING PERSON*

               PN

= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
CUSIP No. 292052 10 7              13D                 Page 5 of 9 pages
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= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    BKB, LLC

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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                     (b) / /

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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*
                        OO

--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                            / /

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      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        NEW YORK

--------------------------------------------------------------------------------
 NUMBER OF      7    SOLE VOTING POWER
  SHARES
BENEFICIALLY                0
 OWNED BY
   EACH
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                8    SHARED VOTING POWER

                            25,000

--------------------------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER

                            0

--------------------------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                            25,000

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     25,000

--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                          / /

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 0.1%

--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                     OO

= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                              ------------------------
CUSIP No. 292052 10 7                   13D             Page 6 of 9 pages
--------------------------                              ------------------------

= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

      1           NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    ROBERT A. BERMAN

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      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                        (b) / /

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      3           SEC USE ONLY

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      4           SOURCE OF FUNDS*
                        OO

--------------------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                         / /

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      6           CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America

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  NUMBER OF       7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                1,273,399
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                  8     SHARED VOTING POWER

                            25,000

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                  9     SOLE DISPOSITIVE POWER

                            1,012,699

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                  10    SHARED DISPOSITIVE POWER

                            25,000

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      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                            1,298,399

--------------------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

--------------------------------------------------------------------------------
                  CERTAIN SHARES*                                       / /

--------------------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           4.88%

--------------------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON*

                           IN

= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 292052 10 7                   13D             Page 7 of 9 pages
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      The following constitutes Amendment No. 7 ("Amendment No. 7") to the
Schedule 13D filed by the undersigned. This Amendment No. 7 amends the Schedule 13D, as previously amended, as specifically set forth.

      Item 5(a) is hereby amended and restated as follows:

      (a) Robert A. Berman ("Berman") beneficially owns 1,298,399 shares of Common Stock, constituting approximately 4.88% of outstanding Common Stock (based on 26,305,203 outstanding shares of Common Stock, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2005). Berman's total number of shares beneficially owned by him is comprised of (i) 830,108 shares of Common Stock owned directly by Berman, (ii) options that are currently exercisable into 281,689 shares of Common Stock, (iii) 161,602 shares of Common Stock held directly by Avon Road Partners, LP, ("Avon") with respect to which Berman is its general partner and
(iv) 25,000 shares of common stock held directly by Watertone Holdings, L.P., ("Watertone") with respect to which BKB, LLC ("BKB") is its general partner. Berman owns 82% of BKB, LLC and serves as its managing member.

      Watertone directly owns 25,000 shares of Common Stock, constituting less than 0.1% of the Company's outstanding Common Stock.

      BKB beneficially owns 25,000 shares of Common Stock, constituting less than 0.1% of the Company's outstanding Common Stock. BKB's total number of shares beneficially owned by it is comprised solely of the 25,000 shares of Common Stock owned directly by Watertone, with respect to which BKB is its general partner.

      Item 5(b) is hereby amended and restated as follows:

      (b) Berman has the sole power to vote 99,098 shares of Common Stock owned directly by Berman which are subject to the pre-paid variable forward sale contract described in Item 5(c). Berman has the sole power to vote, and sole power to dispose of, 731,010 shares of Common Stock owned directly by Berman. Berman has the sole power to vote, and sole power to dispose of, the 281,689 shares of Common Stock represented by options that are currently exercisable by Berman. As the sole general partner of Avon, Berman has the sole power to vote 161,602 shares of Common Stock owned directly by Avon, which are subject to the pre-paid variable forward sale contract described in Item 5(c).

      Watertone holds 25,000 shares of Common Stock of the Company. BKB is the general partner of Watertone Holdings and Berman holds an 82% controlling interest in BKB and serves as its managing member. As a result, each of Watertone, BKB, and Berman has shared power to vote and shared power to dispose or to direct the disposition of all 25,000 shares of Common Stock of the Company held by Watertone Holdings, L.P.

      Item 4 is amended to add the following:

      The January 5, 6, 9, 18, 19 and 20, 2006 sales by Avon described in Item 5(c) were entered into for investment purposes. The February 8, 2006 gifts to trusts by Berman described in Item 5(c) were entered into for investment purposes.

      Item 5(c) is amended to add the following:

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CUSIP No. 292052 10 7                   13D             Page 8 of 9 pages
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      On November 29, 2005, Avon gave 10,000 shares of Common Stock of the
Company as a gift to an unrelated party. On January 5, 2006, Avon sold 500,000 shares of Common Stock of the Company in the open market at an average price of $7.41; on January 6, 2006, Avon sold 50,000 shares of Common Stock of the Company in the open market at an average price of $7.10 per share; on January 9, 2006, Avon sold 15,000 shares of Common Stock of the Company in the open market at an average price of $7.07 per share; on January 18, 2006, Avon sold 35,000 shares of Common Stock of the Company in the open market at a price of $6.85 per share; on January 19, 2006, Avon sold 20,000 shares of Common Stock of the Company at a price of $7.03 per share; on January 20, 2006, Avon sold 20,000 shares of Common Stock of the Company at an average price of $6.86 per share. These sales were made for investment purposes.

      On February 8, 2006 Berman transferred as gifts (i) 1,300,000 shares of Common Stock of the Company to the Dream Trust; the trustee of Dream Trust is an unrelated party who has the sole power to vote and dispose of the shares of Common Stock; (ii) 979,000 shares of Common Stock of the Company to the Starlight Trust; the trustee of the Starlight Trust is an unrelated party who has the sole power to vote and dispose of the shares of Common Stock and (iii) 100,000 shares of Common Stock of the Company to the Project Dream Foundation. The power to vote and dispose of the shares of Common Stock is held by the Board of Directors of the Foundation. The gifts to the trusts were made for investment purposes.

      Item 6 is amended to add the following:

      On December 30, 2005, the Merger Agreement and the Voting Agreement, as amended by the Voting Agreement Amendment, were terminated. Berman has no further obligations under the Voting Agreement, as amended by the Voting Agreement Amendment.

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CUSIP No. 292052 10 7                   13D             Page 9 of 9 pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2006
                                               WATERTONE HOLDINGS, L.P.

                                               By:   BKB, LLC
                                                     General Partner


                                               By:      /s/ ROBERT A. BERMAN
                                                     --------------------------
                                                     Robert A. Berman
                                                     Managing Member

                                               BKB, LLC

                                               By:      /s/ ROBERT A. BERMAN
                                                     ---------------------------
                                                     Robert A. Berman
                                                     Managing Member

                                                         /s/ ROBERT A. BERMAN
                                               ---------------------------------
                                               ROBERT A. BERMAN